P.O. Box 2600

Valley Forge, PA 19482

laura_bautista@vanguard.com

via electronic filing

June 4, 2025

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Vanguard Malvern Funds (“Trust”)
File No. 33-23444
Post-Effective Amendment No. 96 (“PEA No. 96")

Dear Ms. Larkin,

This letter responds to your comments provided on May 12, 2025, to PEA No. 96, which was filed with the Commission on March 24, 2025, for the purpose of adding Vanguard Multi-Sector Income Bond ETF (“Fund”) as a new series of the Trust.

Comment 1:	Illiquid Securities Holdings
Comment:	It appears that the Fund will invest in collateralized mortgage obligations, collateralized loan obligations, non-agency mortgage-backed securities, and bank loans with limited liquidity. Given the liquidity profile of these investments, explain supplementally how the Fund determined that its strategy is appropriate for the open-end structure. Your response should include reference to Adopting
Release 32315 for Rule 22e-4 under the Investment Company Act of 1940 (“1940
Act”). Your response may also include general market data on the types of investments the Fund intends to hold. See Investment Company Liquidity Risk
Management Programs, Investment Company Act Release No. 32315 (Oct. 13,
2016) (“Adopting Release”).
Response:	Rule 22e-4 under the 1940 Act requires that an investment company registered, or required to be registered, under the 1940 Act adopt and implement a written liquidity risk management program that is reasonably designed to assess and manage its liquidity risk.1 The Adopting Release notes that Rule 22e-4 does not prescribe any specific factors that a fund is required to consider in classifying and reviewing the liquidity of its investments,2 only that a fund consider “‘relevant market, trading, and investment-specific considerations’ in classifying and reviewing its portfolio investments’ liquidity.”3 The Fund may at times hold certain below investment grade securities and illiquid investments (as defined in
Rule 22e-4(a)(8)). As a general matter, we do not believe that a below investment grade credit rating automatically confers “illiquid” status on fixed income

117 C.F.R. § 270. 22e-4(b).

2See Release at 154.

3Release at 154-5.

P.O. Box 2600

Valley Forge, PA 19482

laura_bautista@vanguard.com

securities, but rather is one factor to consider in assessing liquidity. We will, consistent with the requirements of its Liquidity Risk Management Program and with Rule 22e-4, not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments. For that reason, we believe that the Fund’s strategies are appropriate for an open-end structure, and we do not anticipate any significant liquidity risks. From a liquidity standpoint, this standalone exchange-traded fund may utilize the in-kind mechanism for creations and redemptions, which should support shareholder redemption requests without significantly diluting remaining investors’ interests in the Fund in both normal and stressed marked scenarios.
Comment 2:	Item 9 Risk Disclosure
Comment:	Geopolitical & sanctions risk is included in the Item 9 disclosure but not in the summary prospectus. Please consider adding geopolitical & sanctions risk to the summary prospectus.
Response:	Country/regional risk, emerging markets risk, and currency risk appear in the
“Principal Risks” section of the summary prospectus. We believe that geopolitical
& sanctions risk is secondary to, but supplements, each of these principal risks.
Therefore, we believe that geopolitical & sanctions risk is appropriately placed within the prospectus. We will, however, consider any such change in the future should we believe that circumstances warrant doing so.
Comment 3:	Item 9 Investment Strategy Disclosure
Comment:	Consider adding bank loans, preferred stocks, and convertible securities to the discussion of the Fund’s principal investment strategies.
Response:	The Fund does not anticipate investing in each of bank loans, preferred stocks, or convertible securities to a degree that such investments would, as a result, be expected to be explicitly identified in the Fund’s principal investment strategies.
For clarity, we have moved the disclosure about these investments to the subsection Other Investment Policies and Risks.

Please contact me at laura_bautista@vanguard.com or (484) 618-9535 with any questions.

Sincerely,

/s/ Laura A. Bautista

Laura A. Bautista

Associate General Counsel

The Vanguard Group, Inc.